Foresight Funds, Inc.
Meeting of the Board of Directors
December 29, 2010
Meeting Minutes

A teleconference was initiated by Michael Bissell, President and Chairman of the Board of Foresight Funds, Inc. on December 29, 2010. Also present on the teleconference were Rebecca Leita, an independent director of the Fund. Herbert Leita, the other independent director was on assignment in New Delhi and was unable to participate. His votes on agenda items were furnished electronically prior to the meeting. Michael Bissell called the meeting to order and the following items were discussed:

1. Michael Bissell proposed that the Fund renew its fidelity bond with National Union in the amount of $75,000 which would cover assets of up to $1.0 million. Michael Bissell then called for a vote on approval for the renewal of the fidelity bond. Three votes were cast in favor of the renewal with none opposed.



(Items 2. through 5. have been removed from this electonic copy of minutes)


I certify that the above is a true and correct recording of the above resolution of the Board of Directors of Foresight Funds, Inc. held on December 29, 2010.


/S/ Michael M. Bissell
-----------------------

Michael M. Bissell
President and Chairman of the Board
Foresight Funds, Inc.